UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 1st, 2026

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Disclosure of Transactions in Own Shares (September 1, 2026).

Exhibit 99.2	Emmanuelle Guégan appointed President Marketing & Services and member of TotalEnergies’ Executive Committee (September 1, 2026).

Exhibit 99.3	Namibia: TotalEnergies Completes its entry as Operator into PEL83 license, holding the giant Mopane discovery (September 3, 2026).

Exhibit 99.4	Papua New Guinea: TotalEnergies Takes Decisive Steps Towards Final Investment Decision on Papua LNG (September 7, 2026).

Exhibit 99.5	Disclosure of Transactions in Own Shares (September 8, 2026).

Exhibit 99.6	Exploration in Angola: TotalEnergies Announces a new Discovery on Block 17 and Enters New Exploration Blocks (September 10, 2026).

Exhibit 99.7	Plastics Recycling: TotalEnergies Becomes the Sole Owner of the Grandpuits Advanced Plastics Recycling Plant (September 11, 2026).

Exhibit 99.8	Disclosure of Transactions in Own Shares (September 15, 2026).

Exhibit 99.9	TotalEnergies Announces a Partnership with Mistral to Develop Frontier AI Models for Reservoir Exploration and Engineering (September 15, 2026).

Exhibit 99.10	TotalEnergies Signs an Agreement with GIP on African Energy Infrastructure Assets (September 18, 2026).

Exhibit 99.11	Disclosure of Transactions in Own Shares (September 22, 2026).

Exhibit 99.12	Nigeria: TotalEnergies launches the Ima Gas Development to Supply Nigeria LNG liquefaction plant (September 23, 2026).

Exhibit 99.13	The Board of Directors of TotalEnergies reaffirms the relevance of the Company's strategy and its confidence in the governance & management to continue its implementation (September 25, 2026).

Exhibit 99.14	Azerbaijan: TotalEnergies announces Final Investment Decision for Absheron Full Field Development (September 26, 2026).

Exhibit 99.15	Strategy and Outlook Presentation 2026 (September 28, 2026).

Exhibit 99.16	Disclosure of Transactions in Own Shares (September 29, 2026).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: October 1st, 2026	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer